EXHIBIT 11.1
COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended		Nine Months Ended
	July 31,		July 31,
	2005	2006	2005	2006

Numerator:
Net income (loss)	$21,087	$(6,496,188)	$803,689	$(9,255,385)

Denominator:
Denominator for basic earnings per share- weighted-average shares	13,981,101	14,209,274	13,899,857	14,119,089
Effect of dilutive securities:
Employee stock options	600,042	—	581,267	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,581,143	14,209,274	14,481,124	14,119,089

Basic and diluted earnings (loss) per share:
Net basic earnings (loss) per share	$0.01	$(0.46)	$0.06	$(0.66)

Net diluted earnings (loss) per share	$0.01	$(0.46)	$0.06	$(0.66)

25